S

20009040

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPSTONE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 FEDERAL STREET, 3RD FLOOR
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK CASPER 303-531-4604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF AND COMPANY
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK CASPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPSTONE CAPITAL MARKETS LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER / FINOP

Title

BRENT W. SCHULLER
Notary Public
State of Colorado
Notary ID # 20164038100
My Commission Expires 10-05-2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capstone Capital Markets
Member FINRA/SIPC

Financial Statements and Supplementary Information

Year Ended December 31, 2019

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of Capstone Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capstone Capital Markets LLC (the "Company") as of December 31, 2019, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2020

Capstone Capital Markets LLC

Statement of Financial Condition

December 31, 2019

ASSETS	
Current Assets	
Cash and cash equivalents	$ 6,731,448
Accounts receivable, trade, net	54,500
Prepaid expenses and other current assets	35,288
Total Current Assets	6,821,236
Total Assets	**$ 6,821,236**
LIABILITIES & MEMBER'S EQUITY	
Current Liabilities	
Related party payable	$ 1,238,772
Accrued commissions	192,222
Accrued expenses	29,840
Total Current Liabilities	1,460,834
Member's equity	5,360,402
Total Liabilities & Member's Equity	**$ 6,821,236**

See accompanying notes to financial statements.

Capstone Capital Markets LLC

Statement of Operations and Changes in Member's Equity

Year Ended December 31, 2019

Revenue:	
Retainer fees	$ 1,432,500
Success fees	25,314,606
Revenue share	562,424
Reimbursed expenses	39,929
Referral fees	(480,000)
Total Revenue	$ 26,869,459
Expenses:	
Compensation and related expenses	15,176,075
General and administrative	1,229,787
Professional fees	29,279
Corporate fees and taxes	78,332
Client related	39,929
Total Expenses	$ 16,553,402
Net Income From Operations	**10,316,057**
Unrealized loss on investments	(13,726)
Net Income	**10,302,331**
Member's Equity, Beginning	**7,058,071**
Distributions	(12,000,000)
Member's Equity, Ending	**$ 5,360,402**

See accompanying notes to financial statements.

Capstone Capital Markets LLC

Statement of Cashflows

Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net Income	$ 10,302,331
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investments	13,726
Decrease in Accounts receivable, trade, net	176,981
Increase in Prepaids expenses and other current assets	(9,024)
Decrease in Accounts payable	(4,990)
Increase in Related party payable	1,238,772
Increase in Accrued commissions	68,222
Increase in Accrued expenses	9,171
Net cash provided by operating activities	11,795,189
Cash Flows from Investing Activities:	
Distributions paid to parent company	(12,000,000)
Net cash used by investing activities	(12,000,000)
Net decrease in cash and cash equivalents	(204,811)
Cash and cash equivalents, beginning	**6,936,259**
Cash and cash equivalents, ending	**$ 6,731,448**

See accompanying notes to financial statements.

Capstone Capital Markets LLC

Notes to Financial Statements

Year Ended December 31, 2019

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity

Capstone Capital Markets LLC (the "Company"), which is a wholly-owned subsidiary of Capstone Corporate Finance LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. As of December 21, 2017, the parent does business under the name Capstone Headwaters. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement services for companies located throughout the United States.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements (success fees) are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Retainer fee revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Should the performance obligation not be fulfilled on an advisory fee they are reflected as deferred revenue until the performance obligation has been fulfilled. Recognition of retainer fee revenue is determined by the input method over the performance period as inputs are expended evenly throughout the performance period. At December 31, 2019, there were no advisory fees classified as deferred revenue.

The Company elected the practical expedient whereby the Company recognizes the incremental costs of obtaining a contract as an expense when incurred. The service for advisory contracts is transferred to the customer within one year and therefore, the Company expenses referral fees as incurred.

Capstone Capital Markets LLC

Notes to Financial Statements (Continued)

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company considers such highly-liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions and may be adversely affected by shifts in the market and changes in interest rates. As of December 31, 2019, the Company holds all of its cash in a deposit account.

Income Taxes

No provision for federal or state income taxes is presented in these financial statements, because the Company is a limited liability company, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2019. The Company's policy is to recognize interest and penalties as a component of income tax expense, if any, in its statements of operations and changes in member's equity.

Generally, the Company is no longer open to examination by the applicable taxing authorities for the tax years prior to December 31, 2016.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2019 management has determined no reserve is needed.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of Estimates

Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Company may differ from those estimates.

2. RELATED PARTY TRANSACTIONS

Under the terms of an expense sharing arrangement, certain overhead expenses are allocated to the Company based on management's estimates. Allocated overhead expenses for the year ended December 31, 2019 include payroll and related expenses, occupancy, and office expenses amounting to $16,448,287. The Company reimburses the Parent in full for any direct expenses paid by the Parent on the Company's behalf. As of December 31, 2019, there was an amount payable to Parent of $1,238,772.

A revenue sharing agreement was entered into between the Parent, the Company, and Headwaters BD LLC ("Headwaters BD"), an affiliated entity, on December 22, 2017, effective November 30, 2017 and expiring the earlier of when all retained contracts have been assigned, expired, terminated or fully performed, whereby all revenue received under the retained contracts, after expenses, as defined, are deducted, is shared between Headwaters BD and the Company based on the parties' performance of services. Headwaters BD is the contracting party under the retained contracts and is responsible for collection under the contracts. Registered employees under the Headwaters BD contracts will remain registered under Headwaters BD and may be dually registered under the Company. During 2019 the Company recognized $562,424 of revenue under this agreement. Revenue is recognized at the time the Company has completed performance of the services and the variability of payments is resolved and no longer constrained.

3. INVESTMENTS

At December 31, 2019, the Company holds warrants to purchase common stock of private companies. These warrants were received in connection with private placements in December 2013 and December 2017. An unrealized loss was recognized during 2019 in the amount of $13,726. The Company's investment exposes it to various types of risk such as market, credit and general economic risks. Due to the uncertainty related to changes in the fair value of these investments as well as the lack of marketability the Company has determined to hold these investments with no value assigned to them.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness or $5,000 ($97,389 as of December 31, 2019). As of December 31, 2019, the Company's net capital amounted to $5,311,214.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.028 to 1 as of December 31, 2019.

5. CONTINGENCIES

Indemnifications

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2019, no amounts have been accrued related to such indemnification provisions.

Capstone Capital Markets LLC

Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

Aggregated Indebtedness	$ 1,460,834
Member's Equity	5,360,402
Less: Non-allowable assets	
Accounts receivable, trade, net	(13,900)
Prepaid expenses and other current assets	(35,288)
Total Non-allowable assets	(49,188)
Net Capital	**$ 5,311,214**
Minimum net capital requirement to be maintained	97,389
Net capital in excess of requirements	$ 5,213,825
Ratio of aggregate indebtedness to net capital	.028 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report as of December 31, 2019. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of Capstone Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Capstone Capital Markets LLC (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(i) and the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2020

Capstone Capital Markets
Member FINRA/SIPC

Capstone Capital Markets' Exemption Report

Capstone Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Capstone Capital Markets LLC

I, Mark V. Casper, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer
Date: February 28, 2020

WOLF
& COMPANY, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of Capstone Capital Markets LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Capstone Capital Markets LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1033*******************MIXED AADC 220
66572 FINRA DEC
CAPSTONE CAPITAL MARKETS LLC
CAPSTONE HEADWATERS
176 FEDERAL ST LBBY 3
BOSTON, MA 02110-2223

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Casper (503) 554-4604

2. A. General Assessment (item 2e from page 2) $ 40,045

B. Less payment made with SIPC-6 filed (**exclude interest**) (10,445)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 29,600

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 29,600

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 29,600

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capstone Capital Markets LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 18 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 27,349,459
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(480,000)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached (Deductions in excess of $100,000 require documentation)	(172,809)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 26,696,650
2e. General Assessment @ .0015	$ 40,045 (to page 1, line 2.A.)

2 c 8 - Support

	Amount
1 Reimbursable Expenses	39,929
2 Bad Debt (Expense) Recovery	
AllocateRite LLC	5,700
Aquatech International LLC	5,000
Boutique Air, Inc	4,000
Dominion Proppants LLC	10,000
FEC Logging USA Holdings, LLC	3,200
Great American Minerals Exploration, Inc.	4,000
MedImpact Holdings, Inc.	10,000
Navika Group of Companies	13,500
Paradigm	37,500
Pennoyer Partners	9,580
Premier Mortgage Resources LLC	12,000
PureForge	8,000
Renew Fuels LLC	2,400
SeeDevice, Inc.	2,000
TEAM Services Group	2,000
UMA Enterprises Inc.	4,000
Total Deductions	**172,809**